Exhibit 99.49

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“NFG” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

August 14, 2020

Item 3:	News Release

News release was disseminated on August 14, 2020, through Newsfile Corp. and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On August 14, 2020, the Company announced that, further to its successfully completed initial public offering (the “Offering”) of an aggregate of 21,000,000 common shares of NFG at a price of CDN$1.30 per common share, the Agents (defined below) have sold an additional 3,150,000 common shares pursuant to their exercise in full of the over-allotment option (the “Over-Allotment Option”) granted by NFG, generating additional gross proceeds to NFG of CDN$4,095,000.

The common shares of NFG are listed on the TSX Venture Exchange under the symbol “NFG”. With the closing of the Over-Allotment Option, there are 141,950,231 common shares of NFG issued and outstanding.

Item 5:	Full Description of Material Change

On August 14, 2020, the Company announced that, further to its successfully completed initial public offering (the “Offering”) of an aggregate of 21,000,000 common shares of NFG at a price of CDN$1.30 per common share, the Agents (defined below) have sold an additional 3,150,000 common shares pursuant to their exercise in full of the over-allotment option (the “Over-Allotment Option”) granted by NFG, generating additional gross proceeds to NFG of CDN$4,095,000.

The common shares of NFG are listed on the TSX Venture Exchange under the symbol “NFG”. With the closing of the Over-Allotment Option, there are 141,950,231 common shares of NFG issued and outstanding.

Canaccord Genuity Corp. and BMO Capital Markets acted as co-lead agents for the Offering with respect to a syndicate that included Desjardins Securities Inc. (the “Agents”).

No securities regulatory authority has either approved or disapproved of the contents of this news release. The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the common shares may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of NFG in any jurisdiction in which such offer, solicitation or sale would be unlawful.

1

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

August 21, 2020

2

Exhibit 99.46(b)

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“NFG” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

August 12, 2020

Item 3:	News Release

News release was disseminated on August 12, 2020, through Newsfile Corp. and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On August 12, 2020, the Company announced that, further to its successfully completed initial public offering (the “Offering”) of an aggregate of 21,000,000 common shares of NFG at a price of $1.30 per common share, the Agents (defined below) have exercised their over-allotment option (the “Over-Allotment Option”) in full and have agreed to offer and sell an additional 3,150,000 common shares of NFG at a price of $1.30 per common share, for additional gross proceeds to NFG of $4,095,000. Closing of the purchase of such additional common shares is anticipated to occur on August 14, 2020.

The common shares of NFG are listed on the TSX Venture Exchange under the symbol “NFG”. Following the closing of the Over-Allotment Option, there will be 141,950,231 common shares of NFG issued and outstanding.

Item 5:	Full Description of Material Change

On August 12, 2020, the Company announced that, further to its successfully completed initial public offering (the “Offering”) of an aggregate of 21,000,000 common shares of NFG at a price of $1.30 per common share, the Agents (defined below) have exercised their over-allotment option (the “Over-Allotment Option”) in full and have agreed to offer and sell an additional 3,150,000 common shares of NFG at a price of $1.30 per common share, for additional gross proceeds to NFG of $4,095,000. Closing of the purchase of such additional common shares is anticipated to occur on August 14, 2020.

The common shares of NFG are listed on the TSX Venture Exchange under the symbol “NFG”. Following the closing of the Over-Allotment Option, there will be 141,950,231 common shares of NFG issued and outstanding.

Canaccord Genuity Corp. and BMO Capital Markets acted as co-lead agents for the Offering with respect to a syndicate that included Desjardins Securities Inc. (the “Agents”). No securities regulatory authority has either approved or disapproved of the contents of this news release. The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the common shares may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of NFG in any jurisdiction in which such offer, solicitation or sale would be unlawful.

1

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

August 21, 2020

2

Exhibit 99.46(c)

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“NFG” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

August 12, 2020

Item 3:	News Release

News release was disseminated on August 12, 2020, through Newsfile Corp. and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On August 11, 2020, the Company provided an update on its corporate activities and ongoing exploration activities at its Queensway Project located in Central Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

August 21, 2020

1

SCHEDULE “A”

Suite 1430 – 800 West Pender Street, Vancouver, BC V6C 2V6

THIS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

New Found Gold Provides Update & Summarizes

Ongoing Activities at Queensway Project,

Newfoundland

Vancouver, BC – August 12, 2020, New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG) is pleased to announce an update on corporate activities and on its ongoing exploration activities at its Queensway Project, located in Central Newfoundland.

Highlights:

•	As previously announced, New Found has successfully completed its IPO led by Canaccord Genuity and BMO Nesbitt Burns issuing an aggregate of 21,000,000 common shares at a price of $1.30 per share for total gross proceeds of C$27,300,000.
•	Post the IPO and prior to any exercise of the over-allotment option, New Found has 138.8 million shares issued and working capital of C$72 million (including 6.94 million Novo Resources shares priced at August 10 close).
•	90.1 million shares are subject to escrow or 180-day lock up agreements. There are 1,298,632 broker warrants issued and no other outstanding warrants.
•	The Company has a strong and supportive shareholder base including Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), additional institutional ownership (8%), and management and insiders (4%).
•	New Found is the largest mineral claimholder in the Province of Newfoundland & Labrador. The Company is fully funded for its Phases 1 and 2 drilling program at Queensway totaling 100,000 meters, budgeted at C$21.6 million and targeted for completion by the end of 2021.
•	Details on the Company’s Queensway project and exploration plans are provided in the Company’s prospectus dated July 31, 2020 and filed on SEDAR.

Collin Kettell, Executive Chairman of New Found stated: “After five years of privately funded exploration expenditures in excess of $10 million, we have now advanced the Queensway Project to an exciting stage where we are a listed company. A 100,000 m drill program will be initiated shortly, backed by $72 million in working capital. In late 2019, we intercepted 19.0 m of 92.9 g/t gold in the first hole of our maiden drill program at Queensway. We are excited to be embarking on this major drill program to follow up on this interval and to test the multiple targets as summarized in our prospectus.”

Craig Roberts, P.Eng., Chief Executive Officer stated: “We appreciate the support and trust the investment community has placed in our board, management team and exploration crews and we will work hard to execute our programs with effectiveness and efficiency. New Found will deliver a steady stream of drill results to the market through the planned 12+ months Phase 1 and Phase 2 programs. We would like to thank all of our stakeholders, including the communities of Gander and Appleton, as well as the local and provincial government representatives in Newfoundland for the support they have provided. We look forward to working together with all stakeholders as we advance the Queensway project through this next exciting phase of exploration.”

Ongoing Exploration Activity

An extensive program of field work began at the Queensway project in June and is ongoing, with a crew of more than 30 geologists, prospectors, and support personnel on site. The Company has been conducting a large-scale regional reconnaissance program at Queensway South, mapping geology, structure, and mineralization. The Company is also conducting an extensive till sampling program to further refine the gold in till anomalies discovered in 2018. These till anomalies all lie outside of areas with known gold occurrences.

An aggressive plan of surface excavation at Queensway North has been ongoing and has exposed and expanded several of the historic gold showings along the Appleton fault zone. It has also led to the discovery of two new zones of surface mineralization. The goal of this work is to further evaluate the surface showings, mineralization, and structure and best prepare for the upcoming drilling program.

The Company is actively preparing sites for drill pads in anticipation of launching a major drill program. This drilling will include closely spaced follow up to hole NFGC-19-01 at the Keats Zone, which intersected 19.0 m of 92.9 g/t gold starting at 96 m down. This intercept has an estimated true width of 70%, with further details regarding this hole provided in the table below.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-19-01	300	-45	199	658148	5427245

Highlights of the Queensway Project

Advantageous Location: New Found’s Queensway project is located on the Trans-Canada Highway, a 15-minute drive west of Gander, Newfoundland. A network of maintained forestry roads crisscross the project and provide excellent access for year-round exploration and drilling. The high-grade discovery hole at Keats (NFGC 19-01) is located less than 1 km from the highway.

The nearby Town of Gander has a population of 14,000, an international airport, and several industrial supply and support services. A significant number of the geologists and prospectors employed by the Company reside in Gander. Basing out of Gander has facilitated the Company’s strategy to minimize Covid-19 risks. Permitting is straight forward and the Government of Newfoundland and Labrador is supportive of mining development.

District Scale: Typically, major gold districts occur on deep, extensive fault or fracture systems that tap into gold-rich magmatic fluids at depth. The Queensway project is located on an approximately 105 km long NE-SW trending section of a fracture zone created through the collision of the North American and African plates approximately 450 million years ago. The Appleton and JBP fault structures are deep seated gold mineralizing structures created in this collision event (see figure below).

The 5 km of strike along the Appleton Fault Zone and the 3 km along the JBP Fault Zone that is the initial focus of drilling (see figure) is a small portion of the +100 km of prospective structure on these faults. An extensive till survey conducted by New Found over the last several years has identified approximately six large gold in soil anomalies coincident with the Appleton and JBP faults (see teal areas on the figure above). Some of these anomalies are up to 5 km in length and several km in width. The Phase 1 work includes additional till sampling on tighter line spacing, followed by trenching and drilling.

High Grade, Near Surface Targets: All drilling to date has been shallow, almost all of it to less than 100 m of depth. The surface sampling and drill intercepts in the figure below illustrate the high-grade nature of the gold mineralization. Along with this sampling and drilling work, high resolution geophysics, detailed structural mapping, till sampling, and trenching have been key in defining the initial drill target areas.

QUEENSWAY PROJECT
Appleton Fault Zone
TRENCH 26
Drill Core Samples:
1.05 g/t Au over 29.1m
POWERLINE ZONE
Channel Samples:
2.01 g/t Au over 6.0m
Grab Samples:
12.3 g/t Au
LITTLE ZONE
Channel Samples:
18.6 g/t Au over 7.5m
3.06 g/t Au over 7.0m
NO DRILLING
NO DRILLING
COKES ZONE
Channel Samples:
2.7 g/t Au over 2.7m
3.4 g/t Au over 5.9m
BOWATER ZONE
Channel Samples:
8.84 g/t Au over 1.0m
NO DRILLING
NO GEOCHEM
KNOB ZONE
Drill Core Samples:
106.0 g/t Au over 2.3m
14.8 g/t Au over 8.9m
Surface Samples:
2130 g/t Au
WHITE SPRUCE ZONE
Surface Samples:
324.8 g/t Au;
137.5 g/t Au
GROUSE ZONE
Drill Core Samples:
0.63 g/t Au over 36.0m
Surdace Samples:
19.6 g/t Au
GLEN EAGLES ZONE
Surface Samples:
33.7 g/t Au
LOTTO ZONE
Drill Core Samples:
14.3 g/t Au over 2.1m
10.0 g/t Au over 2.3m
Surface Samples
934.4 g/t Au
425.8 g/t Au
DOME ZONE
Drill Core Samples:
20.3 g/t Au over 8.6m
70.7 g/t Au over 2.8m
Channel Samples:
729 g/t Au over 1.5m
ROAD ZONE
Drill Core Samples:
15.4 g/t Au over 2.7m
Channel Samples:
5.68 g/t Au over 11.0m
50.0 g/t Au over 2.0m
KEATS ZONE
Drill Core Samples:
92.86 g/t Au over 19.0 m incl.
285.2 g/t Au over 6.0m
Surface Samples:
1869 g/t Au
GOLDEN BULLET
Channel Samples:
43.2 g/t Au over 0.8m
Surface Samples:
702 g/t Au
LETHA ZONE
Surface Samples:
136.6 g/t Au;
225.6 g/t Au
106.3 g/t Au
QUEENSWAY PROJECT
Historic Showing/Zone
Surface Gold Trends
Airborne Chargeability Anomaly
EM Lineaments
EM/Mag Interpreted Faults
Historic Au Soil Anomaly
Queensway Project Outline
Diamond Drill Hole Intercapts
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
Rock Samples
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
N
NEWFOUND
GOLD CORP

The high-grade and shallow nature of the mineralization means that the initial target areas can be tested with relatively shallow holes, resulting in relatively low drilling costs and shorter times for hole completion. The orogenic style mineralization has potential to extend to significant depth and the Company anticipates that drill hole lengths will increase over time as the Company pursues gold mineralization to depth.

Epizonal Style Mineralization: The mineralization in the 19.0 m at 92.9 g/t gold intercept at Keats Zone is now interpreted as epizonal style gold mineralization similar to that found at the high-grade Swan Zone at Kirkland Lake Gold’s Fosterville mine in Victoria, Australia. This similarity was recognized by Dr. Quinton Hennigh during his initial review and site visit in January 2020. Dr. Hennigh previously completed significant due diligence on the Swan Zone for Kirkland Lake Gold. Epizonal type of mineralization is emplaced near surface when a rock fracture perhaps due to a seismic event taps into very high temperature and pressure gold rich magmatic fluids at depth. These fluids move to surface in an explosive event and gold is precipitated rapidly as the fluid temperature and pressure suddenly drops. There are certain mineralogical and textural signatures of this epizonal type of mineralization. The Keats high-grade gold mineralization at Queensway is visually almost identical to that found in the Fosterville Swan Zone. An example is the “pin prick” very fine visible gold that results from the rapid gold precipitation. Additional detail on this comparison can be found on the corporate presentation and in the Addendum to this press release.

Left, core from Keats zone, Queensway Project; right, core from the Eagle zone, Fosterville Mine. Comparison of gray and white quartz vein material with numerous small specks of native gold from each deposit. Grey specks are mostly antimony minerals, boulangerite on the left and stibnite on the right. Some gray flecks are particles of black shale caught up in quartz. Such fine gold particles likely formed through rapid precipitation of gold in a shallow epizonal regime within an orogenic system, an indication of a shallow level of deposition for both deposits.

Note that the photos above and the Addendum to this release are of selected intervals and are not necessarily representative of the mineralization hosted on the Queensway property.

To the Company’s knowledge drilling along the JBP fault including by Rubicon in the mid-2000’s has not yet intersected epizonal style high-grade gold mineralization. However a high grade surface boulder (798 g/t) recovered to the north of the historic drilling at JBP provides some evidence that the JBP fault is also prospective for epizonal type gold mineralization. New Found will utilize its new understanding of the epizonal genetic model to explore for this type of epizonal mineralization along the JBP Fault Zone.

Board and Management

The Board of Directors and management team of the Company have been reconstituted to include the following individuals:

Collin Kettell – Founder & Executive Chairman: Collin is the Founder & Executive Chairman of Palisades Goldcorp Ltd., Canada’s new resource focused merchant bank, with $220M AUM and growing. He comes from a family with deep ties to the mining industry, including co-founding AuEx Ventures, the company responsible for discovering the Long Canyon deposit, a project ultimately acquired by Newmont for $2.3B. Collin is the Founder & Executive Chairman of Nevada King Mining Ltd., the fifth largest mineral claim holder in the State of Nevada; Co-Founder & CEO of Victory Metals (TSX- V:VMX); and Co-Founder of Goldspot Discoveries (TSX-V:SPOT).

Craig Roberts, P.Eng. – Chief Executive Officer & Director: Craig is a mining engineer with over 30 years of operations, consulting and investment banking experience. Includes work on feasibility studies for numerous mining projects worldwide, investment banking/due diligence roles in over 200 institutional equity financings. Significant experience advising management and boards on merger and acquisition transactions. Mr. Roberts has a degree in Mining Engineering from the University of British Columbia and an M.Phil. in Management Studies from Oxford University.

Denis Laviolette – Founder, President & Director: Denis has 10 years of experience in mining and capital markets; worked as a production and exploration geologist in Timmins, Kirkland Lake, Red Lake, Norway and Ghana. Later worked as a mining analyst with Pinetree Capital. Founder, Director and Executive Chairman of Goldspot Discoveries Inc. (TSX.V: SPOT) and also currently serves as a Director for Xtra-Gold Resources Corp. (TSE: XTG).

Dr. Quinton Hennigh – P.Geo., Director: Quinton is an economic geologist with 25 years of exploration experience, mainly gold related. Led exploration teams for Homestake Mining Company, Newcrest Mining Ltd. and Newmont Mining Corp. Founder, Chairman and President of Novo Resources, Founder and Director of Irving Resources. Lead role in a number of discoveries including significant involvement in high grade Swan Zone discovery at Fosterville.

John Anderson – Director: John has over 25 years of capital market experience specializing in the resource sector. A founder and financier of a number of startup companies with experience on the TSX. NYSE, NASDAQ, London AIM and Swiss Stock exchanges; Founder of Deep 6 PLC, American Eagle Oil and Gas,Inc. Founding general partner in Aquastone Capital LLC. Executive Chairman of Triumph Gold Corp. and Chairman of EXM Farming Corp.

Greg Matheson P.Geo. – Chief Operating Officer. Greg is a professional geologist with over 14 years experience managing grass roots exploration through to advanced exploration projects; former exploration manager of Northern Gold Mining, senior project manager for Oban Mining and Osisko Mining. Responsible for the discovery and delineation of the >2.0 Moz. Garrison Gold project in NE Ontario from early stage exploration through trial production mining

Michael Kanevsky CPA, CA – Chief Financial Officer

Michael is a Chartered Professional Accountant with expertise in corporate reporting, financial processes and risk management. Began his professional career in the audit and assurance practice at Deloitte and is the CFO of Mexican Gold Corp., Palisades Gold Corp. and several private mining companies

Ken Rattee, – V.P. Exploration. Ken has over 36 years’ experience in base and precious metal mineral exploration in various management roles; former chief geologist for Kirkland Lake Gold’s Macassa Mine. Extensive experience developing, supervising and implementing exploration campaigns including for Lac Minerals, Kirkland Lake Gold, Kinross Gold and Barrick Gold.

Option Grant

New Found announces that it has granted stock options exercisable for a total of 5,040,000 common shares in the capital of the Company, to certain officers, directors, employees, and consultants of the Company. These stock options have an exercise price of $1.40 per option and expire on August 12, 2025. The options are governed by the terms and conditions of the Company’s Amended and Restated Stock Option Plan. Following the grant of the stock options, the Company has a total of 13,830,000 stock options outstanding, representing approximately 9.96% of the outstanding common shares of the Company. This stock option grant is subject to TSX Venture Exchange approval.

QA/QC

True widths of the new exploration intercepts reported in this press release have yet to be determined but are estimated to be 70% of reported core lengths. Additional drilling is planned for the immediate area which will enable the true width determination. Assays are uncut, and calculated intervals are reported over a minimum length of 2 metres using a lower cutoff of 3.0 g/t Au. All HQ core assays reported were obtained by either whole sample rock metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia. The whole sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Corporation as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument NI 43-101.

About New Found Gold Corp

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland. The project is intersected by the Tran’s Canada Highway, is located just 18 km from Gander international airport, has logging roads crosscutting the project, has high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is well financed for aggressive exploration with an initial planned drill program of 100,000 meters. New Found has a proven capital markets and mining team with major shareholders include Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors and insiders (4%). Approximately 65% of the Company’s issued and outstanding shares are subject to escrow or 180-day lock up agreements.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Contact

To contact the Company please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

ADDENDUM

Comparison of Queensway and Fosterville Swan Zone Geology and Mineralization

While no two mineral systems are ever identical, there is strong evidence to suggest the Central Newfoundland Gold Belt has many similarities to the Bendigo goldfields in Victoria state, Australia which New Found Gold is using as an early geological model. Bendigo goldfields has produced over 22 Moz of gold over its >150yr mining history. Fosterville Mine (Kirkland Lake Gold) is currently in production as the world’s highest grade and one of the lowest-cost primary gold mines

Comparable Features	Bendigo Gold Belt, Australia	Central Gold Belt, Newfoundland

Host Lithology	Cambro-Ordovician	Middle Ordovician turbidites (shales, siltstones sandstones)
to Devonian turbidites
(sandstones, siltstones, shales)

Structural features	Classic saddle reef fold structures	Fault hosted orogenic gold deposits
AND fault hosted deposits
(e.g. Fosterville Swan Zone)

Metamorphic Grade	Sub-greenschist to greeenschist	Sub-greenschist to greeenschist

Visible gold is common as
Mineralogy	Visible gold is common as	disseminations in
	disseminations in	quartz-carbonate veining
quartz-carbonate veining
Accessory minerals include pyrite, arsenopyrite, chalcopyrite, sphalerite, stibnite and boulangerite
Accessory minerals include
arsenopyrite, pyrite, sphalerite
stibnite and boulangerite

Mining History	Victoria Goldfields originally	First gold occurrence noted
	discovered in 1850’s and	In early 1980’s; now entering
	produced over 22 Moz	discovery phase

Left, core from the Keats zone, Queensway Project; right, core from the Eagle zone, Fosterville Mine. Comparison of intense quartz stock work with relict black shale fragments from each deposit. Specks of visible gold are present in quartz veins and their selvages. Gray patches contain fine grained antimony sulfides, boulangerite on left and stibnite on right.

Left, core from the Keats zone, Queensway Project; right, hand specimen from the Eagle zone, Fosterville Mine. Comparison of quartz veining displaying relict banding from each deposit. Dark material at the bottom is relict shaley material. Such banding is probably an original texture resulting from open space filling of quartz sulfides and gold at the time of deposition. Open space filling is indicative of a shallow level of deposition for both deposits.

Left, core from Keats zone, Queensway Project; right, core from the Eagle zone, Fosterville Mine. Comparison of vein quartz displaying numerous vugs, or small cavities, lined with quartz crystals from each deposit. Native gold is also visible in each sample. Such open space cavities are indicative of a shallow level of deposition for both deposits.

Left, core from Keats zone, Queensway Project; right, core from the Eagle zone, Fosterville Mine. Comparison of gray and white quartz vein material with numerous small specks of native gold from each deposit. Grey specks are mostly antimony minerals, boulangerite on the left and stibnite on the right. Some gray flecks are particles of black shale caught up in quartz. Such fine gold particles likely formed through rapid precipitation of gold in a shallow epizonal regime within an orogenic system, an indication of a shallow level of deposition for both deposits.

Exhibit 99.46(d)

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“NFG” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

August 11, 2020

Item 3:	News Release

News release was disseminated on August 11, 2020, through GlobeNewswire and copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On August 11, 2020, the Company announced the successful closing of its initial public offering (the “Offering”) of an aggregate of 21,000,000 common shares at a price of $1.30 per share (the “Offering Price”) for total gross proceeds of $27,300,000.

The common shares of the Company will commence trading today on the TSX Venture Exchange under the symbol “NFG”.

Item 5:	Full Description of Material Change

On August 11, 2020, the Company announced the successful closing of its initial public offering (the “Offering”) of an aggregate of 21,000,000 common shares at a price of $1.30 per share (the “Offering Price”) for total gross proceeds of $27,300,000.

The common shares of the Company will commence trading today on the TSX Venture Exchange under the symbol “NFG”.

Canaccord Genuity Corp. and BMO Capital Markets acted as co-lead agents for the Offering with respect to a syndicate that included Desjardins Securities Inc. (the “Agents”).

NFG has granted the Agents an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at the sole discretion of the Agents, at any time and from time to time, for a period of 30 days following the closing of the Offering, to purchase up to an additional 3,150,000 common shares from NFG at the Offering Price for additional gross proceeds to the Company of $4,095,000 if the Over-Allotment-Option is exercised in full.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the common shares may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of NFG in any jurisdiction in which such offer, solicitation or sale would be unlawful.

1

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604.562.9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

August 21, 2020

2

Exhibit 99.46(e)

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“NFG” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

August 17, 2020

Item 3:	News Release

News release was disseminated on August 17, 2020, through Newsfile Corp. and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On August 17, 2020, the Company announced it has commenced drilling at its Queensway Project located in Central Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

August 21, 2020

Schedule “A”

New Found Gold Corp. Suite 1430, 800 West Pender Street Vancouver, BC, V6C 2V6

New Found Gold Commences 100,000-Meter Drill Program

at Queensway Project, Newfoundland

Vancouver, BC – August 17, 2020, New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG) is pleased to announce it has commenced drilling at its Queensway Project, located in Central Newfoundland.

Highlights:

•	Diamond drilling commenced at the Little/Powerline Zone, along the Appleton Fault Zone, on Monday, August 17 (see Figure 1).
•	An initial six holes (800 m) are planned at the Little/Powerline Zone to follow up on surface mapping and sampling including a channel sample of 18.6 g/t Au over 7.5 meters.
•	Following completion of the initial six holes at Little/Powerline the first drill will be moved to the Keats Zone to follow up on the discovery intercept of 19.0 m of 92.9 g/t gold starting at 96 m down hole. An initial 12,000 m of drilling is planned at Keats.
•	The Company plans to ramp up to 4 drills by the end of September resulting in approximately 2,000 m per week of core production.
•	Drill plans are now developed for seven additional gold bearing targets: 1744, Pocket Pond, Logan/Lochlan, Zone 36, Lotto, Road, and Cokes Zones (see locations on Figure 1).
•	Recent trenching has uncovered new mineralization in three areas with one new zone (Zone 36) demonstrating visible gold coincident with mineralization and textures typical of epizonal type mineralization. Zone 36 is located 2.5km north of discovery hole NFGC-19-01, along the Appleton Fault structure (see Figure 1).

Collin Kettell, Executive Chairman of New Found, stated: “We are excited to begin our 100,000 m drill program at Queensway. Historical exploration has confirmed there are multiple near surface high-grade gold targets along 5 km of the Appleton Fault Zone trend and we are planning to grid drill much of this 5 km long target area.”

Craig Roberts, P.Eng., Chief Executive Officer, stated: “New Found is well advanced with the logistical infrastructure to support this major drilling program. We have purchased a seven-thousand square foot warehouse in Gander for core logging and processing and are outfitting it now. Additionally, we are finalizing the purchase of a one-acre industrial site where we will install core storage sheds. Our 30-plus person exploration team has been working in the field since June to advance and refine targeting ahead of the drill program.”

Queensway Project Drill Program Overview

Drilling will initially focus on the multiple targets on the Appleton Fault Zone (Figure 1) on Queensway North. The Company plans to add a second drill on the Appleton targets by the first week of September. A third rig is scheduled to commence work on the parallel JBP Fault Zone on Queensway North in mid-September. A fourth rig is planned for late September and will be available for initial drill testing of the large gold in till anomalies coincident with the Appleton and JBP fault structures identified on Queensway South (detail on these targets is provided in the Company’s August 12 news release). The Company has been conducting a large-scale reconnaissance program on the Queensway South project area to develop specific drill targets within these areas.

Additional drill targets will be developed and refined based on ongoing field work and continued review of the Company’s substantial database of exploration results and analysis incorporating the extensive work conducted by New Found over the last three years. Drill targets are defined by till sampling, trenching, high resolution geophysics, detailed structural mapping, surface sampling and previous drill intersections.

Appleton Fault Zone Drilling and Trenching

Targets at the Appleton Fault Zone include the primary Appleton fault structure as well as a network of secondary faults extending approximately 700 m perpendicular to the strike direction. Local drill grids for the initial target areas are shown on Figure 1. Given the extent of the high-grade gold mineralization identified to date the Company anticipates drilling fences on a 50 to 100 m spacing along much of this five-kilometer trend.

Figure 1: Multiple showings and zones along 5 kilometers of the Appleton Fault Zone, including drill samples, surface samples, channel samples, grab samples

Little/Powerline Zone Target, Appleton Fault Zone

The Little/Powerline Zone was discovered by trenching in 1999 based on soil geochemistry and prospecting. The zone is defined by a 400m long soil anomaly with some of the highest soil values on the Queensway North area with up to 3,840ppb Au.

Channel sample results from 1999 include 18.6 g/t Au over 7.5m and 3.0 g/t Au over 7.0m. Mineralization occurs within and along the margins of several parallel vein sets with up to 15% sulfide mineralization (arsenopyrite and pyrite). A new trench was recently completed at Little/Powerline by New Found extending the surface exposure of the zone by 35m. The zone shows considerable width of mineralization with good continuity along the 70m of strike exposed by trenching to date. A strong EM conductor coincident with the veining extends for over 200m north of the surface exposure following the high gold in soil anomaly (see Figure 2).

The drilling now underway at the Little/Powerline Zone will initially test this target over 200m of strike length.

Figure 2: Planned drill holes at the Little/Powerline Zone

Planned Drilling on other Appleton Fault Zone Targets

Following the completion of six holes at Little/Powerline the drill will be moved to the Keats Zone to follow up on hole NFGC-19-01 drilled by New Found in late 2019. NFGC-19-01 intersected 19.0 m of 92.9 g/t gold starting at 96 m down hole (this intercept has an estimated true width of 70%). Drill targets and plans are now also developed for the 1744, Pocket Pond, Logan/Lochlan, Zone 36, Lotto, Road, and Cokes Zones (see Figure 1 above). Drilling will proceed sequentially on these targets as additional drills are added.

Appleton Fault Zone Trenching Program

Starting in early July 2020 the Company began with the excavation of surface targets along the Appleton Fault Zone. To date eleven trenches have been opened-up with overburden cleared to allow geological mapping and sampling. Several new zones or extensions of mineralization have now been exposed: Zone 36, Regular Trench, Hornet, Little, and Road.

In late July, the Company exposed a new vein with over 120m strike length, named Zone 36. It comprises a north-west trending set of two parallel veins west of the Appleton Fault primary EM contact. Chalcopyrite, arsenopyrite, pyrite, boulangerite and visible gold have been found along the veins, with some areas exhibiting mineralization and textures consistent with epizonal style mineralization.

Trench 36, exhibits mineralization and textures consistent with epizonal deposition

Covid-19 Protocols

The Company has strict Covid-19 protocols including a 14-day mandatory isolation on arriving on the island. A significant portion of New Found’s operating personnel are from Gander. New Found is renting two houses in Gander for staff who are not locally based. The Company is focused on hiring locally and does not allow fly in, fly out arrangements for outside personnel.

QA/QC

True widths of the new exploration intercepts reported in this press release have yet to be determined but are estimated to typically be 70%-80% of reported core lengths; all channel sample true widths are estimated to be close to the reported widths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 metres using a lower cutoff of 3.0 g/t Au. All HQ core assays reported were obtained by either whole sample rock metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia. The whole sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Corporation as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument NI 43-101.

About New Found Gold Corp

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland. The project is intersected by the Trans-Canada Highway, is located just 18 km from Gander international airport, has logging roads crosscutting the project, has high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. With working capital of approximately C$75 million the Company is well financed for aggressive exploration with an initial planned drill program of 100,000 meters. New Found has a proven capital markets and mining team with major shareholders include Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors and insiders (4%). Approximately 65% of the Company’s issued and outstanding shares are subject to escrow or 180-day lock up agreements. Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgments

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company please visit the Company’s website at www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.